

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

August 15, 2008

Paul J. Sarvadi
Chairman of the Board and Chief Executive Officer
Administaff, Inc.
19001 Crescent Springs Drive
Kingwood, Texas 77339

> **Re:** **Administaff, Inc.**
> **Form 10-K for the period ended December 31, 2007**
> **Filed February 7, 2008**
> **File No. 001-13998**

Dear Mr. Sarvadi:

We have completed our review of your Form 10-K for the period ended December 31, 2007 and do not, at this time, have any further comments.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director